# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Entrada Therapeutics, Inc., CIK 0001689375
CUSIP: 29384C108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6 Tide Street, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-021182
Filed by CIK 0001053942

## Reporting persons
- Roche Finance Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 2,569,115; sole dispositive power 0; shared dispositive power 2,569,115; aggregate amount beneficially owned 2,569,115 (6.9% of the class)
- Roche Holding Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 2,569,115; sole dispositive power 0; shared dispositive power 2,569,115; aggregate amount beneficially owned 2,569,115 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Entrada Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Tide Street, Boston, Massachusetts 02210

## Item 2. Person Filing
Name of person filing: Roche Finance Ltd and Roche Holding Ltd
Address of principal business office or, if none, residence:
Roche Finance Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland.
Roche Holding Ltd: Grenzacherstrasse 124, 4070 Basel, Switzerland.
Citizenship:
Roche Finance Ltd: Switzerland
Roche Holding Ltd: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 2,569,115 shares of Common Stock.*
Percent of class:
Percent of Class: Each Reporting Person may be deemed to beneficially own 6.9%, based on 37,419,975 shares of Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024.*

*Roche Holding Ltd may be deemed to have beneficial ownership of the 2,569,115 shares directly beneficially owned by Roche Finance Ltd, its wholly-owned subsidiary.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,569,115
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,569,115

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Roche Finance Ltd is a wholly-owned subsidiary of Roche Holding Ltd.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Roche Finance Ltd: /s/ Carole Nuechterlein, Carole Nuechterlein, Authorized Signatory (02/14/2025)
- Roche Finance Ltd: /s/ Peter Trybus, Peter Trybus, Authorized Signatory (02/14/2025)
- Roche Holding Ltd: /s/ Peter Trybus, Peter Trybus, Authorized Signatory (02/14/2025)
- Roche Holding Ltd: /s/ Claudia Boeckstiegel, Claudia Boeckstiegel, Authorized Signatory (02/14/2025)